                                    FORM 11-K

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934


                   For the fiscal year ended December 30, 2001

================================================================================

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        MANTECH INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

DELAWARE                                  000-49604                   22-1852179
(State of Incorporation)             Commission File No.)                (EIN)


                       12015 LEE JACKSON MEMORIAL HIGHWAY
                                FAIRFAX, VA 22033


              Telephone number, including area code (703) 218-6000




                                 Total number of pages in this report:     82
                                                                        --------
                                             Index to Exhibits on Page     15
                                                                        --------

                                      INDEX
                                      -----

                                                                                     Page
                                                                                     ----
Independent Auditors' Report ......................................................     3

Financial Statements for the years ended December 30, 2001 and 2000:
         Statement of Net Assets Available for Plan Benefits ......................     5
         Statement of Changes in Net Assets Available for Plan Benefits ...........     6

Notes to Financial Statements .....................................................     7

Supplemental Schedules as of December 30, 2001:
         Schedule of Assets Held for Investment Purposes ..........................    12
         Schedule of Reportable Transactions ......................................    13

Signatures ........................................................................    14

Exhibit Index .....................................................................    15

                                                                        Deloitte
                                                                        & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
ManTech International Employee Stock Ownership Plan
Fairfax, Virginia

We have audited the accompanying statements of net assets available for plan benefits of the ManTech International Employee Stock Ownership Plan for the years ended December 30, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 2, the financial statements and supplemental schedules include securities valued at $218.88 and $160.69, as of December 30, 2001 and 2000, respectively, whose values have been estimated by the Trustee in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and

---------
Deloitte
Touche
Tohmatsu
--------
are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 30, 2001, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

June 17, 2002

/s/ Deloitte & Touche LLP

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 30, 2001 and 2000

--------------------------------------------------------------------------------

                                                          2001           2000
                                                          ----           ----
ASSETS:

Investment in the Company's Class A Common Stock, at fair value:

         Value of Common Stock on deposit
         with CIGNA                                   $4,045,997      $1,776,589

Cash                                                      22,252              --

Contributions receivable:
         Cash                                            413,057         247,269
         Employer's contribution of the Company's
         Class A Common Stock                            989,576       1,171,561
                                                      ----------      ----------

Net assets available for plan benefits                $5,470,882      $3,195,419
                                                      ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 30, 2001 and 2000

--------------------------------------------------------------------------------

                                                       2001              2000
                                                       ----              ----
Additions to net assets:

       Employer contributions                      $ 1,424,885        $1,418,830

       Net appreciation
         in fair value of investments                1,075,770           414,048
                                                   -----------        ----------

       Total investment income                       1,075,770           414,048
                                                   -----------        ----------

               Total additions                       2,500,655         1,832,878
                                                   -----------        ----------

Deductions from net assets:
       Distributions                                   225,192                --
                                                   -----------        ----------

Net increase                                         2,275,463         1,832,878

Net assets available for plan benefits:
       Beginning of year                             3,195,419         1,362,541
                                                   -----------        ----------
       End of year                                 $ 5,470,882        $3,195,419
                                                   ===========        ==========

   The accompanying notes are an integral part of these financial statements.

                        MANTECH INTERNATIONAL CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ManTech International Corporation Employee Stock Ownership Plan (commonly referred herein as the "ESOP" or the "Plan") provides only general information. Participants should refer to the Plan agreement for more detailed information.

General

The ESOP is a qualified retirement plan, established effective January 1, 1999, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation ("the Company"), and its subsidiaries, who are on the Company's U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (I) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan.

Contributions and Eligibility

The ESOP is non-leveraged and will be funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the Plan. Contributions can consist of the Company's Class A Common Stock (for which there are periodic, independent valuations conducted) or cash. Eligible employees share in any Company contribution made for a plan year if they meet the following minimum requirements:

       a) The employee is credited with at least 1,000 hours of service during the plan year; and
       b) The employee is employed by the Company on the last day of the plan year.

Plan Administration

Through the Plan year ended December 30, 2001, the Plan's Trustee was George J. Pedersen, the Company's majority owner, Chairman of the Board, CEO and President. Mr. Pedersen neither participates in the Plan nor will he derive any stock ownership from Plan operation.
The Plan is administered by the Administrative Committee (the Committee), that plans, administers, and negotiates rights and benefits for participants in the Plan. The custodian of the Plan, CIGNA Retirement and Investment Services (CIGNA), is responsible for administration.

     All administrative expenses, including the cost of independent stock valuations, are paid directly by the Company.

     Distributions

     No distributions from the Plan will be made until a participant retires, becomes disabled, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. For the Plan years ended through December 30, 2001, all distributions will be paid in cash no later than the end of the plan year following the plan year in which the termination event takes place.

     Vesting

     Participants vest in their ESOP account on a graduated scale based on years of continuous service. A participant is fully vested after five years of credited service.

     Forfeitures

     Plan participants who are not 100% vested at the time of employment termination will forfeit a pro-rata share of their ESOP account balance. Forfeitures will be used to offset future Company contributions. Forfeitures are fully recognized beginning at the end of the plan year in which the participant either receives a distribution of the vested portion of his or her account, or incurs a one-year break in service as an employee of the Company; whichever occurs first.

     NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Plan are presented on the accrual basis of accounting. The common shares of the Company are valued at their estimated fair value determined by an annual independent appraisal, as of the end of the year. Unrealized appreciation or depreciation in the fair value of investments held at year-end is recorded in the statement of changes in net assets available for Plan benefits for the year. The independent market value appraisal was $218.88 per share at December 30, 2001, and $160.69 per share at December 30, 2000. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Tax Status

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 25, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

     Plan Termination

     The Company expects to continue to sponsor the Plan indefinitely and to continue to make contributions. However, the Company has the right to terminate the Plan at any time upon written notice to the Committee and CIGNA. In the event of plan termination, participants are 100% vested in their accounts.

     NOTE 3 - SHARE ALLOCATION

     In September 2001, 8,830 shares of the Company, representing $1,418,830 in total contributions, were allocated to all eligible participants. A portion of these allocated shares was contributed by the Company in cash to accommodate ESOP distributions. These shares were valued at their estimated fair value determined by an independent appraisal, as of December 30, 2000. The independent market value appraisal was $160.69 per share at December 30, 2000.

     A total of $225,192 in distributions pertaining to fully and partially vested account balances as of December 30, 1999 was completed in 2001.

     NOTE 4 - SUBSEQUENT EVENTS

     The Company is incorporated in Delaware and is the successor by merger to ManTech International Corporation, a New Jersey corporation. As a result of the merger, in January 2002, the Company reincorporated from New Jersey to Delaware.

     The Plan's Trustee, effective beginning in 2002, is CIGNA Bank and Trust Company, FSB.

     The Company successfully closed its Initial Public Offering on February 12, 2002.

     In June 2002, 6,298 shares of the Company, representing $1,424,885 in total contributions, net of $127,847 in year 2000 forfeitures, were allocated to all eligible participants. A portion of these allocated shares was contributed by the Company in cash to accommodate ESOP distributions. These shares are valued at their estimated fair value determined by an independent appraisal, as of December 30, 2001. The independent market value appraisal was $218.88 per share at December 30, 2001.

     A total of $435,309 in distributions pertaining to fully and partially vested account balances as of December 30, 2000, will be completed before December 30, 2002.

     The Plan was amended, effective for Plan years beginning on December 31,2001, to reflect certain changes permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001 signed into law by President Bush.

     As a result of the Company's Initial Public Offering and recapitalization and split of common stock in 2002, additional changes to the Plan are underway, but not yet finalized.

NOTE 5 - RECONCILIATION TO IRS FORM 5500

Pursuant to ERISA provisions, the following is a reconciliation of net assets available for plan benefits at December 30, 2001 and December 30, 2000 as reported in the Statement of Net Assets Available for Plan Benefits, to net assets as reported on Form 5500 to be filed with the IRS:

                                                       As of           As of
                                                     12/30/2001      12/30/2000
                                                     ----------      ----------
     Amount per Statement of Net Assets
     Available for Plan Benefits                    $ 5,470,882     $ 3,195,419

     Items reflected in IRS Form 5500 not
        reflected in the Statement of Net
        Assets Available for Plan Benefits:

        Distributions Payable                          (435,309)       (225,778)
                                                     ----------      ----------

        Amount per IRS Form 5500                    $ 5,035,573     $ 2,969,641
                                                     ==========      ==========

Pursuant to ERISA provisions, the following is a reconciliation of total withdrawals in the periods ended December 30, 2001 and December 30, 2000 as reported in the Statement of Changes in Net Assets Available for Plan Benefits, to withdrawals as reported on Form 5500 to be filed with the IRS:

                                                    For the year    For the year
                                                       ended            ended
                                                     12/30/2001      12/30/2000
                                                    -----------     -----------
     Withdrawals per Statement of Changes in
     Net Assets Available for Plan Benefits         $   225,192              --
     Add:  Distributions Payable to withdrawing
           participants at year end                     435,309         225,778

     Less: Distributions Payable to withdrawing
           participants at beginning of year           (225,778)             --
                                                    -----------     ------------

     Amount per IRS Form 5500                       $   434,723     $   225,778
                                                    ===========     ============

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                           SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES
                                DECEMBER 30, 2001

Identity of Issuer,
Borrower, Lessor or                                                      Fair
  Similar Party             Description of Investment     Shares        Value

--------------------------------------------------------------------------------
ManTech International       Class A Common Stock          18,485      $4,045,997
Corporation (1)                                           ======      ==========

(1)  Noted as party-in-interest.

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 2001

                                                                                                                Fair
                                                                                                               Value of      Gain/
Transaction Type                                               Description         Shares         Cost          Assets       Loss
----------------                                               -----------         ------         ----          ------       ----
I.      Single transaction in excess of 5%:
            None

II.     Series of transactions with respect
        to securities of the same issue in
        excess of 5%:

            Contributions                                 ManTech International
                                                             Corporation (1)
                                                          Class A Common Stock      6,298      $1,424,885      $1,424,885     --

            Distributions                                 ManTech International
                                                             Corporation (1)
                                                          Class A Common Stock      1,401      $  225,192      $  225,192     --

III     Any transactions with respect to securities
         with a person if any prior or subsequent
        transactions with such person exceeded 5%:

            None

(1)     Noted as party-in-interest.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)               MANTECH INTERNATIONAL CORPORATION

(Name of Plan)             MANTECH INTERNATIONAL CORPORATION
                           EMPLOYEE STOCK OWNERSHIP PLAN


By:    ManTech International Corporation, Plan Administrator


                           Principal Financial Officer

Date:   June 26, 2002      By  /s/ John A. Moore, Jr.
      -----------------      ---------------------------------------------------
                             John A. Moore, Jr., Chief Financial Officer and
                             Treasurer


                             Principal Accounting Officer


Date:   June 26, 2002      By  /s/ Matthew P. Galaski
      ----------------       ---------------------------------------------------
                             Matthew P. Galaski, Asst. Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                                                                    Page
Number         Description of Exhibits                                    Number
-------        -----------------------                                    ------
               MANAGEMENT CONTRACTS AND COMPENSATION PLANS
               -------------------------------------------

10.1           ManTech International Corporation Employee Stock
               Ownership Plan (Effective as of January 1, 1999)             16

10.2           First Amendment dated October 18, 2000 to the ManTech
               International Corporation Employee Stock Ownership Plan      75

10.3           Second Amendment dated December 15, 2001 to the
               ManTech International Corporation Employee Stock
               Ownership Plan                                               78